Exhibit (k)(9)

FORM OF
                              AMENDED AND RESTATED
                        PRICING AND BOOKKEEPING AGREEMENT

     AGREEMENT dated as of November 1, 2003, between each Massachusetts Business Trust (Trust) designated in Appendix I from time to time, and Columbia Management Advisors, Inc. (Columbia), an Oregon corporation. The Trust and Columbia agree as follows:

     1. Appointment. The Trust may offer an unlimited number of series (Funds), each of which may have multiple classes of shares (Shares). This Agreement will apply to each Fund on the Effective Date set forth in Appendix I as amended from time to time.

     2. Services. Columbia shall (i) determine and timely communicate to persons designated by the Trust the Fund's net asset values and offering prices per Share; and (ii) maintain and preserve in a secure manner the accounting records of the Fund. All records shall be the property of the Fund. Columbia will provide disaster planning to minimize possible service interruption.

     3. Audit, Use and Inspection. Columbia shall make available on its premises during regular business hours all records of a Fund for reasonable audit, use and inspection by the Trust, its agents and any regulatory agency having authority over the Fund.

     4. Compensation. The Trust will pay Columbia for each Fund (except for those Funds marked with an (*) in Appendix I hereto, as described in more detail below, and except for Columbia Large Company Index Fund, Columbia U.S. Treasury Index Fund and Columbia Small Company Index Fund, on behalf of which the Trust pays no fees) a monthly fee consisting of a Flat Fee plus an Asset-Based Fee, as follows:

     (a) "Flat Fee." For each Fund that is a stand-alone fund or a master fund in a master/feeder structure, as identified as such on Schedule A, an annual fee of $10,000, paid monthly. For each Fund that is a feeder fund in a master/feeder structure, as identified as such on Schedule A, an annual fee of $5,000, paid monthly; plus

     (b) "Asset-Based Fee." For each Fund that is a stand-alone fund or a feeder fund in a master/feeder structure, as identified as such on Schedule A, that has average net assets of more than $50 million in any particular month, a monthly fee equal to the average net assets of the Fund for that month multiplied by the Asset-Based Fee Rate. The "Asset-Based Fee Rate" shall be calculated as follows:

          [(number of stand-alone funds and master funds on Schedule A x $105,000) + (number of feeder funds on Schedule A x $12,000) - (annual flat fees payable by each fund on Schedule A)] / (average monthly net assets of all stand-alone funds and feeder funds on Schedule A with average monthly net assets of more than $50 million in that month)

[Note: certain of the funds listed on Schedule A are not party to the Agreement but are listed for the purpose of calculating the fees above.] The Trust also shall reimburse Columbia for any and all out-of-pocket expenses and charges, including fees payable to third parties for pricing a Fund's portfolio securities, in performing services under this Agreement.

The applicable Trust, on behalf of each Fund marked with an (*) in Appendix I hereto, will pay Columbia an annual fee based on the average net assets of each Fund as follows:


Assets                                                  Fee
------                                                  ---
Net assets under $50 million                            $ 25,000
Net assets of $50 million but less than $200 million    $ 35,000
Net assets of $200 million but less than $500 million   $ 50,000
Net assets of $500 million but less than $1 billion     $ 85,000
Net assets in excess of $1 billion                      $125,000

If any Fund has more than 25% in non-domestic assets, it shall pay 150% of the fees described above. Each Fund also shall reimburse Columbia for any and all out-of-pocket expenses and charges, including fees payable to third parties for pricing the Fund's portfolio securities, in performing services under this Agreement.

     5. Compliance. Columbia shall comply with applicable provisions relating to pricing and bookkeeping of the prospectus and statement of additional information of a Fund and applicable laws and rules in the provision of services under this Agreement.

     6. Limitation of Liability. In the absence of willful misfeasance, bad faith or gross negligence on the part of Columbia, or reckless disregard of its obligations and duties hereunder, Columbia shall not be subject to any liability to the Trust or Fund, to any shareholder of the Trust or the Fund or to any other person, firm or organization, for any act or omission in the course of, or connected with, rendering services hereunder.

     7. Amendments. The Trust shall submit to Columbia a reasonable time in advance of filing with the Securities and Exchange Commission copies of any changes in its Registration Statements. If a change in documents or procedures materially increases the cost to Colonial of performing its obligations, Colonial shall be entitled to receive reasonable additional compensation.

     8. Duration and Termination, etc. This Agreement may be changed only by writing executed by each party. This Agreement: (a) shall continue in effect from year to year so long as approved annually by vote of a majority of the Trustees who are not affiliated with Colonial; (b) may be terminated at any time without penalty by sixty days' written notice to either party; and (c) may be terminated at any time for cause by either party if such cause remains unremedied for a reasonable period not to exceed ninety days after receipt of written specification of such cause. Paragraph 6 of this Agreement shall survive termination. If the Trust designates a successor to any of Columbia's obligations, Columbia shall, at the expense and direction of the Trust, transfer to the successor all Trust records maintained by Columbia.

     9. Miscellaneous. This Agreement shall be governed by the laws of The Commonwealth of Massachusetts.

     10. Use of Affiliated Companies and Subcontractors. In connection with the services to be provided by Columbia under this Agreement, Columbia may, to the extent it deems appropriate, and subject to compliance with the requirements of applicable laws and regulations and upon receipt of approval of the Trustees, make use of (i) its affiliated companies and their directors, trustees, officers, and employees and (ii) subcontractors selected by Columbia, provided that Columbia shall supervise and remain fully responsible for the services of all such third parties in accordance with and to the extent provided by this Agreement. Except as otherwise provided in paragraph 4 herein, all costs and expenses associated with services provided by any such third parties shall be borne by Columbia or such parties.

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     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above.

EACH TRUST DESIGNATED IN APPENDIX I


By:
    ------------------------------------
    Joseph R. Palombo, President


COLUMBIA MANAGEMENT ADVISORS, INC.


By:
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    Joseph R. Palombo, Executive Vice President and Chief Operating Officer

A copy of the document establishing the Trust is filed with the Secretary of The Commonwealth of Massachusetts. This Agreement is executed by officers not as individuals and is not binding upon any of the Trustees, officers or shareholders of the Trust individually but only upon the assets of the Fund.

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